Exhibit (a)(5)(N)

For Immediate Release

Expiration Date of Tender Offer for Cerner Corporation Shares Extended to May 11, 2022

AUSTIN, Texas, Apr. 11, 2022 — Oracle Corporation (NYSE: ORCL) (“Oracle”) announced today that it has extended its tender offer in connection with the acquisition of Cerner Corporation (Nasdaq: CERN) (“Cerner”) until May 11, 2022.

In accordance with the terms of its merger agreement with Cerner, Cedar Acquisition Corporation, a subsidiary of OC Acquisition LLC, which is a subsidiary of Oracle, has extended the all-cash tender offer for $95.00 per share for all of the issued and outstanding shares of common stock of Cerner (the “Shares”) to 12:00 midnight, Eastern Time, at the end of the day on May 11, 2022. The tender offer was previously scheduled to expire at 12:00 midnight, Eastern Time, at the end of the day on April 13, 2022.

The tender offer remains subject to, among other conditions, clearances under applicable foreign competition and foreign direct investment laws. The tender offer was extended to allow additional time for the satisfaction of the remaining conditions to the tender offer.

Except for the extension of the tender offer, all other terms and conditions of the tender offer remain unchanged. The tender offer may be extended further in accordance with the merger agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

American Stock Transfer & Trust Company LLC, the depositary for the tender offer, has indicated that as of 12:00 midnight, Eastern Time, at the end of the day on April 8, 2022, approximately 33,951,780 Shares had been validly tendered into and not validly withdrawn from the tender offer, representing approximately 11.5% of the outstanding Shares.

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Cautionary Statement Regarding Forward-Looking Statements

This document may contain certain forward-looking statements about Oracle and Cerner, including statements that involve risks and uncertainties concerning Oracle’s proposed acquisition of Cerner, anticipated customer benefits and general business outlook. When used in this document, the words “can”, “will”, “expect”, “opportunity”, “promises”, “goal” and similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Any such statement may be influenced by a variety of factors, many of which are beyond the control of Oracle or Cerner, that could cause actual outcomes and results to be materially different from those projected, described, expressed or implied in this document due to a number of risks and uncertainties. Potential risks and uncertainties include, among others, the possibilities that the transaction will not close or that the closing may be delayed, that the anticipated synergies may not be achieved after closing, and that the combined operations may not be successfully integrated in a timely manner, if at all; general economic conditions in regions in which either company does business; the impact of the COVID-19 pandemic on how Oracle, Cerner and their respective customers are operating their businesses and the duration and extent to which the pandemic will impact Oracle’s or Cerner’s future results of operations; and the possibility that Oracle or Cerner may be adversely affected by other economic, business, and/or competitive factors. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle or Cerner.

In addition, please refer to the documents that Oracle and Cerner, respectively, file with the SEC on Forms 10-K, 10-Q and 8-K. These filings identify and address other important factors that could cause Oracle’s and Cerner’s respective operational and other results to differ materially from those contained in the forward-looking statements set forth in this document. You are cautioned to not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except as required by law, neither Oracle nor Cerner is under any duty to update any of the information in this document.

Additional Information about the Acquisition and Where to Find It

This communication does not constitute an offer to buy or solicitation of an offer to sell Shares. This communication is for informational purposes only. The tender offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of Shares in any jurisdictions in which the making of the tender offer or the acceptance thereof would not comply with the laws of that jurisdiction.

The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) filed by Cedar Acquisition Corporation with the SEC on January 19, 2022, as amended or supplemented from time to time. In addition, on January 19, 2022, Cerner filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer, which has been amended or supplemented from time to time. Holders of Shares are urged to read these documents carefully (as each may be amended or supplemented from time to time) because they contain important information that holders of Shares should consider before making any decision regarding tendering their Shares. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, are available to all holders of Shares at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s website at www.sec.gov.

Oracle and Cerner also file annual, quarterly and special reports and other information with the SEC, which are available at the SEC’s website at www.sec.gov.